FOR IMMEDIATE RELEASE	Jack Sterne, (347) 633-6770
May 31, 2017	jsterne@comptroller.nyc.gov

$800 Billion Investor Group Launches “VOTE NO” Campaign Against Board and Executive Pay at EpiPen-Maker Mylan

Led by NYC Comptroller Stringer and the NYC Pension Funds, Investor Group includes NYS Comptroller DiNapoli, CalSTRS, and PGGM

(New York, NY) — Today, New York City Comptroller Scott M. Stringer — on behalf of the New York City Pension Funds and in partnership with New York State Comptroller Thomas P. DiNapoli, the California State Teachers' Retirement System, and PGGM — launched a campaign to urge Mylan NV shareowners to vote against six directors and against management’s Say-on-Pay proposal at the company’s upcoming annual general meeting. The investors, collectively, have roughly $800 billion in assets under management and own about 4.3 million shares of Mylan stock currently valued at approximately $170 million.

In a letter filed last night with the U.S. Securities and Exchange Commission, the investor group outlined longstanding concerns with the Board’s oversight, independence, and accountability.  Those concerns came to a head in 2016, when the Board awarded more than $97 million in compensation to its entrenched Chairman, despite an enormous, costly public and regulatory backlash for hiking EpiPen prices.

“Last year was a new low for the Mylan Board. At its core, the EpiPen price-hiking controversy was the costly consequence of a Board with a history of oversight failures. From allegedly overcharging both the government and consumers for its life-saving EpiPen to approving exorbitant pay for its deeply entrenched Chairman, Mylan’s Board has repeatedly enabled self-serving executives at shareowners’ expense. The New York City police officers, teachers, firefighters and other City employees who rely on our pension funds for their retirement security deserve better.

“Oversight and governance responsibilities ultimately rest with the Board -- it can’t be a rubber stamp. That’s why we’re urging Mylan’s shareowners to vote against Chairman Robert Coury and five other longstanding directors, and to vote ‘no’ on the pay proposal. There needs to be change,” New York City Comptroller Scott M. Stringer said.

@NYCComptroller	@NYCComptroller
Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007 Phone: (212) 669-3500 • comptroller.nyc.gov

"This entrenched and unaccountable board is long overdue for an overhaul," said NY State Comptroller Thomas P. DiNapoli. "Mylan's bloated pay packages add insult to the injury investors have suffered as a result of its poor governance."

”Problematic pay and poor governance practices have plagued Mylan for a number of years.  The EpiPen price spike was particularly appalling because California state law requires schools to have EpiPens or like products on site. As the fiduciary of the Teachers’ Retirement Fund, it is our responsibility to hold the Mylan Board accountable for its actions and potential resultant financial and reputational risk damage. Voting against the say-on-pay proposal sends a strong message to the Mylan Board that it has failed in its responsibility and duty to shareholders by continuing the misalignment of executives’ pay with the value received by shareholders,” said CalSTRS Director of Corporate Governance Anne Sheehan.

The letter contains important information about Mylan’s Board and its actions, and is available here and on the SEC website here.

In addition to Comptroller Stringer, the New York City Pension Funds’ trustees are:

New York City Employees’ Retirement System: Mayor Bill de Blasio’s Representative, John Adler (Chair); New York City Public Advocate Letitia James; Borough Presidents: Gale Brewer (Manhattan), Melinda Katz (Queens), Eric Adams (Brooklyn), James Oddo (Staten Island), and Ruben Diaz, Jr. (Bronx); Henry Garrido , Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers’ Retirement System: Mayor Bill de Blasio’s Appointee, John Adler (Chair); Raymond Orlando, representing the Chairperson of the Panel for Educational Policy and Debra Penny, Thomas Brown and David Kazansky, all of the United Federation of Teachers.

New York City Police Pension Fund: Mayor Bill de Blasio’s Representative, John Adler; New York City Finance Commissioner Jacques Jiha; New York City Police Commissioner James P. O’Neill (Chair); Patrick Lynch, Patrolmen’s Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

@NYCComptroller	@NYCComptroller
Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007 Phone: (212) 669-3500 • comptroller.nyc.gov

New York City Fire Department Pension Fund: Mayor Bill de Blasio’s Representative, John Adler; New York City Fire Commissioner Daniel A. Nigro (Chair); New York City Finance Commissioner Jacques Jiha; James Slevin, President, Gerard Fitzgerald, Vice President, Edward Brown, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; John Farina, Captains’ Rep.; Paul Ferro, Chiefs’ Rep., and Jack Kielty, Lieutenants’ Rep., Uniformed Fire Officers Association; and, Thomas Phelan, Marine Engineers Association.

Board of Education Retirement System:  Schools Chancellor Carmen Fariña; Mayoral: Issac Carmignani, T. Elzora Cleveland, Vanessa Leung, Gary Linnen, Lori Podvesker, Stephanie Soto, Benjamin Shuldiner, Miguelina Zorilla-Aristy; Michael Kraft (Manhattan BP), Debra Dillingham (Queens BP), Geneal Chacon (Bronx BP), April Chapman (Brooklyn BP), and Peter Calandrella (Staten Island BP); and employee members John Maderich of the IUOE Local 891 and Donald Nesbit of District Council 37, Local 372.

###

@NYCComptroller	@NYCComptroller
Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007 Phone: (212) 669-3500 • comptroller.nyc.gov